

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Fax (801) 531-0707

November 2, 2010

Richard Ivanovick
Chief Financial Officer
Maydao Corp.
175 East 400 South, Suite 900
Salt Lake City, Utah 84111

      Re: Maydao Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed on March 15, 2010
             File No. 000-30550

Dear Mr. Ivanovick:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief